UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT
Of the Kingdom of Sweden

Date of end of last fiscal year: December 31, 2007

Securities registered as of December 31, 2007

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
Kingdom of Sweden	$ 200,000,000	New York
12 % Bonds Due 2010		Stock Exchange

Kingdom of Sweden	$ 600,000,000	New York
11 1/8 % Bonds with		Stock Exchange
warrants Due 2015

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Charlotte Rydin

General Counsel

RIKSGÄLDSKONTORET

SE-103 74 STOCKHOLM

Sweden

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2. A statement as of the close of the last fiscal year of the registrant giving total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item).

The total principal amount of direct internal funded debt of the registrant outstanding as of December 31, 2007 was Swedish kronor (SEK) 767,564,780. (1)

In addition, there were outstanding various internal loans, in a total amount of SEK 696,623,699 guaranteed by the registrant as to principal and interest.

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

(b) External funded debt of the registrant. (Total to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)(1)

The total principal amount of direct external funded debt of the registrant outstanding as of December 31, 2007 was as follows: (in thousands)

U.S. dollars (USD)	9,379,895
Australian dollars (AUD)	658,000
Canadian dollars (CAD)	350,000
Swiss francs (CHF)	0
Euro (EUR)	3,619,911
Pounds sterling (GBP)	211,598
Japanese yen (JPY)	0
New Zealand (NZD)	150,000

In addition, there were outstanding various external loans, which are guaranteed by the registrant as to principal and interest. The total principal amount of these contingent liabilities outstanding as of December 31, 2007 was as follows: (in thousands)

External Debt Guaranteed by the Kingdom of Sweden

U.S. dollars (USD)	2,559,141
Euro (EUR)	7,340,245
Danish kroner (DKK)	665,000
Pounds sterling (GBP)	171,680
Japanese yen (JPY)	13,700,000
Norwegian kroner (NOK)	5,900,000
Swiss franc (CHF)	0
Australian dollar (AUD)	100,000
Special Drawing Rights and Unit of Accounts (SDR, UA)	414,260

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Internal funded debt as of December 31, 2007(1)

(Payable in SEK)

Title and Interest Rate	Date of Issue		Year of final maturity	Principal amount outstanding
				(thousands of SEK)
Treasury Bonds:
6.5% of 1997	5/5	1997	2008	33,283,505
Index linked 4% bonds of 1995(2)	12/1	1995	2008	16,589,702
9% of 1993	4/20	1993	2009	1,012,120
5% of 1998	1/28	1998	2009	76,657,955
4% of 2004	3/15	2004	2009	51,496,830
5.25% of 2000	11/8	2000	2011	48,354,085
5.5% of 2002	3/13	2002	2012	55,202,550
Index linked 1% bonds of 2005	9/27	2005	2012	29,038,792
6.75% of 1997	5/5	1997	2014	51,746,965
Index linked zero coupon bonds of 1994(2)	4/1	1994	2014	4,760,692
Index linked 3.5% bonds of 1998(2)	12/1	1998	2015	73,321,340
4.5% of 2004	9/6	2004	2015	36,489,260
3% of 2005	9/19	2005	2016	34,987,310
3.75% of 2006	9/15	2006	2017	47,524,645
4.25 of 2007	11/21	2007	2019	22,999,625
Index linked 4% bonds of 1995(2)	12/1	1995	2020	45,070,069
5% of 2004	1/28	2004	2020	51,201,975
Index linked 3.5% bonds of 1997(2)	12/1	1997	2028	3,589
Index linked 3.5% bonds of 1998(2)	12/1	1998	2028	47,034,496
Assigned bonds 2005-2006			2008	715,000
Assigned bonds 2005-2006			2008	299,723
Assigned bonds 2005-2006			2009	550,000
Assigned bonds 2005-2006			2010	700,000
Assigned bonds 2005-2006			2011	250,000
Assigned bonds 2005-2006			2015	74,552
Total Treasury Bonds				729,364,780

Lottery Bonds:(3)
2.40% of 2003	5/21	2003	2008	4,200,000
3.3% of 1998	11/27	1998	2008	3,900,000
2.3% of 2004	4/20	2004	2009	4,600,000
1.8% of 2005	4/22	2005	2009	4,800,000
2.0% of 2006	12/6	2006	2010	4,200,000
1.5% of 2005	11/30	2005	2010	3,800,000
2.4% of 2007	12/5	2007	2010	5,700,000
2.0% of 2006	7/7	2006	2011	3,600,000
2.4% of 2007	7/6	2007	2012	3,400,000
Total Lottery Bonds				38,200,000
Total Internal Funded Debt				767,564,780

(1)   No amortization or sinking fund provision.

(2)   At time of issue paid in discounted amount.

(3)          Lottery bonds do not bear interest; bonds are selected by lot (two or three times a year) to receive prizes. The interest rates indicated are the aggregate amount of prizes paid annually as a percentage of the nominal value of the bond. The principal amount of all bonds is paid at maturity.

Internal Debt Guaranteed by the Kingdom of Sweden as of December 31, 2007

(Payable in SEK)

Principal Amount Outstanding
(thousands of SEK)
Standing Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Svenska Skeppshypotekskassan (Swedish Ships’ Mortgage Bank)	350,000
AB Svensk Exportkredit (Swedish Export Credit Corporation)	600,000
Statens Bostadsfinansiering AB (The National Swedish Housing Finance Corporation)	5,000,000
Others	55,000
Total	6,005,000
Other Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Pension guarantees	9,292,255
Öresundsbro Konsortiet (bridge and tunnel construction)	8,475,530
Others	173,652
Total	17,941,437
Guarantees of the State Acting Through the Following State Agencies other than Riksgäldskontoret:
Insättningsgarantinämnden (Deposit Guarantee Board)	578,600,000
Exportkreditnämnden (The Export Credit Guarantee Board)	88,861,000
Bostadskreditnämnden (The National Housing Credit Guarantee Board)	2,914,000
Sida (Swedish International Development Agency)	921,000
Länsstyrelser (The County Government Boards)	46,262
Others	1,335,000
Total	672,677,262

Total Internal Guaranteed Debt	696,623,699

External Funded Debt as of December 31, 2007

(Payable in Foreign Currencies)

Title and Interest Rate	Date of Issue		Year of Final Maturity	Principal Amount Outstanding	Equivalent in SEK(1)
				(in thousands)
US Dollars				USD
3.000% Bonds of 2003	5/12	2003	2008	1,100,000
6.125% Bonds of 1998	1/2	1998	2008	500,000
4.0% Bonds of 2005	3/24	2005	2008	600,000
4.375% Bonds of 2005	10/19	2005	2009	1,250,000
5.25% Bonds of 2006	5/26	2006	2009	1,200,000
3.875% Bonds of 2002	10/15	2002	2009	1,300,000
Serial Zero Coupon Bonds of 1984(2)	4/4	1984	2009	111,832
12% Bonds of 1985	2/6	1985	2010	43,396
3.875% Bonds of 2005	1/25	2005	2010	1,500,000
4.5% Bonds of 2006	2/7	2006	2011	1,700,000
11.125% Bonds of 1985	6/12	1985	2015	67,081
10.25% Bonds of 1985	11/1	1985	2015	7,586
Total US Dollars				9,379,895	70,707,304

Pounds Sterling				GBP
13.5% Bonds of 1983	1/19	1983	2010	44,416
11% Bonds of 1984	10/17	1984	2012	87,000
9.75% Bonds of 1985	11/20	1985	2014	80,182
Total Pounds Sterling				211,598	2,335,920

Euro(3)				EUR
6.625% Bonds of 1996 (FFR)	9/30	1996	2008	457,347
6.5% Bonds of 1996 (DEM)	3/5	1996	2008	102,463
5.0% Bonds of 1998 (EUR)	1/28	1998	2009	3,000,000
9.405% Bonds of 1996 (ESP)	4/9	1996	2026	60,101
Total Euro				3,619,911	31,386,826

Canadian Dollars				CAD
7% Bonds of 1993	12/1	1993	2008	350,000
Total Canadian Dollars				350,000	2,212,350

New Zealand dollars				NZD
6.125% Bonds of 2005	9/20	2005	2010	150,000
Total New Zealand Dollars				150,000	799,615

Australian Dollar				AUD
5.25% Bonds of 2005	9/12	2005	2008	150,000
4.96% Bonds of 2004	10/21	2004	2008	108,000
6% Bonds of 2006	11/16	2006	2009	200,000
5.75% Bonds of 2005	3/3	2005	2015	200,000
Total Australian Dollar				658,000	3,665,463

Sum public Debt					111,107,478
Non public funded debt					13,235,263

Total External Funded Debt					124,342,741
Total of External Short Term Floating Debt					0
Liquidity management instrumets					0
Unrealised currency gains/loss(4)					-5,073,897
Currency and FX swaps					97,603,673
Total debt denominated in foreign currency					216,872,517

(1)     The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.

(2)     Interest at the equivalent of 13,125% per annum.

(3)     Original currency of issuance within parentheses.

(4)     According to exchange rates per December 31, 2007.

External Debt Guaranteed by the Kingdom of Sweden as of December 31, 2007

(Payable in foreign currencies)

		Principal Amount Outstanding	Equivalent in SEK (1)
		(thousands)
Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Nordiska Investeringsbanken (Nordic Investment Bank)	EUR	703,574	6,665,305
Sweden House in St. Petersburg, Russia	USD	10,427	67,437
Öresundsbro Konsortiet (bridge and tunnel construction)	GBP	171,680	2,215,530
Öresundsbro Konsortiet (bridge and tunnel construction)	USD	519,971	3,362,912
Öresundsbro Konsortiet (bridge and tunnel construction)	EUR	202,816	1,921,379
Öresundsbro Konsortiet (bridge and tunnel construction)	JPY	13,700,000	783,640
Öresundsbro Konsortiet (bridge and tunnel construction)	AUD	100,000	565,750
Öresundsbro Konsortiet (bridge and tunnel construction)	DKK	665,000	844,883
Öresundsbro Konsortiet (bridge and tunnel construction)	NOK	5,900,000	7,006,250
Total			23,433,086
Guarantees Issued by the Government:
International Bank for Reconstruction and Development (IBRD)	USD	1,696,200	10,970,174
Multilateral Investment Guarantee Agency (MIGA)	USD	17,736	114,709
European Bank for Reconstruction and Development (EBRD)	EUR	336,300	3,185,938
European Investment Bank (EIB)	EUR	4,655,556	44,104,412
Council of Europe Development Bank (CEB)	EUR	74,315	704,020
Nordic Investment Bank (NIB)	EUR	1,367,684	12,956,750
Inter-American Development Bank (IDB)	USD	314,807	2,036,014
Asian Development Bank (AsDB)	SDR	111,970	1,143,102
African Development Bank (AfDB)	SDR	302,290	3,086,079
Total			78,301,198
Guarantees of the State Acting Through the Following State Agency other than Riksgäldskontoret:
Affärsverket Statens Järnvägar (Swedish State Railways)	CHF	52,000	296,322

Total External Guaranteed Debt			102,030,606

RECAPITULATION OF GUARANTEED DEBT:
Total Internal Guaranteed Debt			696,623,699
Total External Guaranteed Debt			102,030,606
Total Guaranteed Debt			798,654,305

(1)     Translation of amounts in foreign currencies to Swedish kronor has been made at exchange rates in effect as of December 31, 2007 as follows: 6.4675 Swedish kronor per U.S. dollar, 12.905 Swedish kronor per British pound, 0.0572 Swedish kronor per Japanese yen, 9.4735 Swedish kronor per E.U. euro, 1.2705 Swedish kronor per Danish krona, 1.1875 Swedish kronor per Norwegian krona, 5.6985 Swedish kronor per Swiss Franc, 5.6575 Swedish kronor per Australian dollar and 10.209 Swedish kronor per Special Drawings Rights

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

The following have been repurchased by the issuer and cancelled and are no longer outstanding (as of December 31, 2007):

12% Bonds of 2/6/1985, due 2010	$156,604,000
11 1/8% Bonds with warrants of 6/12/1985, due 2015	$532,919,000
$689,523,000

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate needs to be furnished only if it is practicable to do so.

Not practicable.

(3) Total amount otherwise outstanding.

As of December 31, 2007:

12% Bonds of 2/6/1985, due 2010	$43,396,000
11 1/8% Bonds with warrants of 6/12/1985, due 2015	$67,081,000
$110,477,000

(b) If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

Securities bought in the market.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant).

Internal Floating Debt as of December 31, 2007

(Payable in SEK)

Principal amount outstanding
(thousands of SEK)
Treasury Bills	179,885,850
Swaps in SEK	-114,220,523
Foreign Exchange forwards in SEK	16,652,327
Overnight borrowing	0
Repurchase agreements	58,304,724
National Debt Savings	25,395,937
Total Internal Floating Debt	166,018,315

(1)  At time of issue discounted amount.

RECAPITULATION OF INTERNAL DEBT:
Total Funded Debt	1,572,000
Total Floating Debt	166,018,315
Total Internal Debt	167,590,315

b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable).

External Floating Debt as of December 31, 2007

Title and Interest Rate	Principal Amount Outstanding	Equivalent in SEK (1)
	(thousands)
US Dollars
Eurocommercial Paper Program of 1988(2)		15,970,270
Total US Dollars		0

Total External Floating Debt		0

(1)     The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.

(2)     In addition to U.S. dollars, Swiss francs, Japanese yen and Pound sterling, the notes may also be issued in Euro, Australian dollars, Canadian dollars and Danish kroner with a maximum maturity of 365 days. The interest on the notes is variable and a function of market conditions at the time of issuance.

RECAPITULATION OF EXTERNAL DEBT:
Total External Funded Debt	0
Total External Floating Debt	0
Total External Debt	0

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Central Government Revenues and Expenditures(1)

		Fiscal Year 2007
		(millions of SEK)
Revenues
Taxes:
Taxes on income, capital gains and profits	(2)	115,800
Statutory social securities fees		298,300
Taxes on property		39,600
Value added tax		260,400
Petrol tax	(3)
Tobacco tax		9,500
Alcoholic beverage tax		11,000
Tax on energy consumption		63,200
Taxes on road traffic		12,900
Other taxes		-54,800
Total taxes		755,900
Non-tax revenues
Operating surpluses	(4)	4,700
Interest received by the Government		6,000
Other non-tax revenues	(5)	55,800
Total non-tax revenues		66,500

Capital revenues		18,000
Loan repayment		2,000
Computed revenues	(6)	8,600
Contributions from the European Union		13,000
Total other revenues		41,600
Total Revenues		864,000

Expenditures
The Swedish political system		10,594
Economy and fiscal administration		11,208
Tax administration and collection		9,670
Justice		30,627
Foreign policy administration and international co-operation		1,586
Total defence		46,530
International development assistance		25,441
Immigrants and refugees		5,295
Health care, medical care, social services		46,653
Financial security in the event of illness and disability		119,464
Financial security in old age		43,738
Financial security for families and children		64,945
Financial security in the event of unemployment		58,033
Labour market and working life		1,101
Study support		19,328
Education and university research		42,198
Culture, the media, religious organisations and leisure		10,091
Planning, housing supply and construction		2,423
Regional balance and development		2,879

General environment and conservation		4,312
Energy		2,172
Communications		44,290
Agriculture and forestry, fisheries etc.		15,478
Business sector		4,252
General grant to municipalities		72,975
Interest on Central Government Debt. etc.		47,255
Contribution to the European Community		26,635
Total expenditures (all areas of expenditure)		769,172
Budget deficit		-94,828
Transactions outside closed accounts
Net lending by Riksgäldskontoret		-4,300
Adjustment to cash basis	(7)	-4,300
Transfer from the National Pension Fund	(8)
Net borrowing requirement	(9)	-103,200

(1)	No receipts/revenues are pledged or otherwise specifically allocated to any issue registered.
(2)		2007
	Net personal income taxes	-24,300
	Corporate income taxes	130,800
	Other income taxes	9,300
(3)	From 1995/96 Petrol tax is included in tax on energy consumption.
(4)	Primarily net surplus of public enterprises, other agencies and the Riksbank and income from lotteries, etc.
(5)	Primarily revenues from real estate investments, dividends on state-owned shares, administrative fees and changes and revenues from sales.
(6)

Primarily cash payments by public utilities to the Government representing depreciation on capital funds invested in them by the state and revenues and expenditures for Government pensions. Expenditures for Government pensions can be in excess of revenues and therefore the remainder of this revenue heading can be in excess of revenues and can show a deficit.

(7)	Excluding Transfer from National Pension Fund.
(8)	The old-age pension reform has taken on a partially new role as of 1999. The funding responsibility for disability and survivor pensions has been transferred to the Central Government budget.
(9)	As of 1997, the Net borrowing requirement is identical to the Central Government budget balance. A negative Net borrowing requirement is equivalent with a budget balance surplus.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action not previously reported.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Virtually all exchange control regulations were abolished on July 1, 1989. Foreign exchange control may, in accordance with the treaties of the European Union, only be reintroduced under certain extraordinary circumstances such as if Sweden is involved in a war.

8. Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

(In millions of SEK)
July 31, 2008
Notes and coins (excluding bank holdings)	108,644
Gold reserves of Sveriges Riksbank	25,523

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

FOREIGN TRADE BY COMMODITY GROUP

	Year ended December 31, 2007
	(millions of SEK)%
Exports (f.o.b.)
Food Products, Beverage and Tobacco	41,090	4
Wood Products	30,027	3
Pulp	16,449	1
Paper and Board	73,173	7
Petroleum Products	59,246	6
Coal and other Fuels	3,770	0
Iron and Steel	77,376	6
Iron Ore	10,083	1
Non-Ferrous Metals	22,674	2
Other Minerals	10,712	1
Other Raw Materials	2,439	0
Manufactured Metal	33,893	3
Machinery and Equipment	336,193	30
Motor Vehicles and Spare Parts	162,669	14
Ships	3,373	0
Chemicals and Plastics	126,069	11
Clothes, Shoes and Leather	12,959	1
Other Manufactured Products	116,248	10
Other Products	3,070	0
Total Exports	1,141,515	100

	Year ended December 31, 2007
	(millions of SEK)%
Imports (c.i.f.) by country of consignment
Food Products, Beverage and Tobacco	75,671	7
Wood Products	8,385	1
Pulp	2,665	0
Paper and Board	13,444	1
Petroleum Products	44,033	4
Crude Oil	61,375	6
Coal and other Fuels	8,173	1
Iron and Steel	50,051	5
Non-Ferrous Metals	26,893	3
Other Minerals	17,397	2
Other Raw Materials	8,845	1
Manufactured Metal	30,183	3
Machinery and Equipment	272,740	27
Motor Vehicles and Spare Parts	117,955	12

FOREIGN TRADE BY COMMODITY GROUP

	Year Ended December 31, 2007
	(millions of SEK)%
Ships	8,142	1
Chemicals and Plastics	110,526	11
Clothes, Shoes and Leather	33,018	3
Other Manufactured Products	130,609	13
Other Products	1,125	0
Total Imports	1,021,230	100

GEOGRAPHIC DISTRIBUTION OF FOREIGN TRADE

	Year Ended December 31, 2007
	(millions of SEK)%

Exports (f.o.b.)

European Union (EU)
United Kingdom	81,402	7
Germany	119,097	10
Denmark	84,835	7
Finland	72,567	6
Other EU countries (1)	269,540	24
Total EU	627,441	55

European Free Trade Association (EFTA)
Norway	107,012	9
Other EFTA countries (2)	15,069	1
Total EFTA	122,081	11

Central and Eastern Europe	74,860	7
Russia	22,684	2
United States	86,471	8
Japan	13,942	1
State trading countries in Asia and America	22,571	2
OPEC countries	28,489	2
Other countries	142,976	13

Total Exports	1,141,515	100

(1) France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal and Austria.

(2) Switzerland, Liechtenstein and Iceland.

	Year Ended December 31, 2007
	(millions of SEK)%

Imports (c.i.f.) by Country of Consignment
European Union (EU)
United Kingdom	70,423	7
Germany	188,180	18
Denmark	93,661	9
Finland	62,230	6
Other EU countries (1)	242,194	24
Total EU	656,688	64

European Free Trade Association (EFTA)
Norway	87,643	9

GEOGRAPHIC DISTRIBUTION OF FOREIGN TRADE

	Year Ended December 31, 2007
	(millions of SEK)%

Other EFTA countries (2)	9,416	1
Total EFTA	97,059	10

Central and Eastern Europe	75,840	7
Russia	29,685	3
United States	31,896	3
Japan	17,676	2
State trading countries in Asia and America	35,641	3
OPEC countries	5,767	1
Other countries	70,975	7

Total Imports	1,021,230	100

(1) France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal and Austria.

(2) Switzerland, Liechtenstein and Iceland.

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the registrant has published balances of international payments).

Balance of Payments

December 31, 2007
(billions of SEK)

Current account	256.5
Trade in goods (f.o.b. – f.o.b.)	126.2
Net trade of goods	120.5
Correction items	5.7
Services	96.4
Transportation	23.0
Travel	-13.9
Other services	87.3
Compensation of employees	-1.9
Investment income	69.4
Direct investment	106.0
Portfolio investment excluding financial derivatives	-29.6
Income on equity	4.4
Income on debt (interest)	-34.0
Other investment	-7.0
Current transfers	-33.6
Contributions etc. to/from the EU	-14.4
Development assistance grants	-8.3
Other current transfers	-10.9
Capital account	-2.8
Contributions etc. to/from the EU, investment	1.5
Development assistance grants, investment	-5.6
Other	1.3
Financial account	-153.6
Direct investment	-121.1
Abroad	-248.0
Equity capital	-175.7
Loans etc.	104.4
Reinvested earnings	-176.7
In Sweden	126.9
Equity capital	14.4
Loans etc.	28.5
Reinvested earnings	84.0
Portfolio investment excluding financial derivatives	68.7
Assets (change in Swedish investment abroad)	-336.5
Equity securities	-53.3
Debt securities	-283.2
Liabilities (change in foreign investment in Sweden)	405.2
Equity securities	29.9
Debt securities	375.3
Financial derivatives	-7.0
Other investment	-96.4
Assets (change in Swedish investment abroad)	-330.8
Loans	-234.1
Trade credits & Other	-96.7
Liabilities (change in foreign investment in Sweden)	234.4
Loans	39.0
Trade credits & Other	195.4
Reserve assets	2.2
Net errors and omissions	-100.1

This annual report comprises:

a) Pages numbered 1 to 22 consecutively.

b) The following exhibits:

Exhibit a) None

Exhibit b) None

Exhibit c) Budget Statement

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report, to be signed on its behalf by the undersigned, thereunto duly authorized, at Stockholm, Sweden, on the 16th day of September, 2008.

Kingdom of Sweden

Acting through Riksgäldskontoret

By:	/s/ Thomas Olofsson
Thomas Olofsson
Director and Head of Funding

By:	/s/ Charlotte Rydin
Charlotte Rydin
General Counsel